Exhibit 99(c)

INDEPENDENT AUDITORS’ CONSENT

We consent to the inclusion in the Current Report on Form 6-K under the Securities Exchange Act of 1934 of News Corporation dated May 20, 2003 of our report dated July 30, 2002 (October 18, 2002 as to Notes 26, 28, 30 and 31) and its incorporation by reference into File Nos. 33-43799, 33-71446, 33-86358, 33-89584, 333-4962, 333-6324, 333-6896, 333-7466, 333-10338, 333-10624, 333-12878, 333-8246, 333-8926, 333-13556 and 333-51434-1 of News Corporation under the Securities Act of 1933 insofar as such reports relate to the financial statements of British Sky Broadcasting Corp. for the year ended June 30, 2002.

/S/ DELOITTE & TOUCHE
Deloitte & Touche

London, England

May 20, 2003